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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 June 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date 16 June 2003
 Number 21/03

BHP BILLITON APPROVES ESCONDIDA NORTE COPPER PROJECT

BHP Billiton and its partners have approved the development of the Escondida Norte copper project in northern Chile, as part of Escondida's operating strategy to maintain copper production capacity in future years.

Brad Mills, President and CEO of BHP Billiton Base Metals said that the Escondida Norte open pit would be located 5 km from the existing Escondida mining operations. Escondida Norte will mine a satellite ore body that will be able to provide higher-grade copper ore to the two existing Escondida concentrators, which will also continue to receive ore from the Escondida mine.

"Due to the proximity of the Norte open pit to the Escondida operations, we can develop this property in a manner that maximizes the synergies with the existing Escondida infrastructure. Norte will provide the necessary feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper in concentrate and cathode through the end of 2008," Mr Mills said.

Ore grades at the existing Escondida mine are forecast to continue to decline over the next several years. Norte will enable Escondida to maintain existing capacity. The development of the Norte open pit will increase production flexibility and reduce operational risks associated with a single mine source, as well as further reduce the cost of production from an already low base. First copper production from the Norte open pit is scheduled for the fourth quarter of CY2005.

Development costs are estimated at US$400 million (BHP Billiton share US$230 million). These costs include installation of a primary crusher, construction of an overland conveyor, maintenance and operating support facilities, some new mining equipment, the transition of a portion of the current Escondida mobile equipment fleet to the Norte open pit and waste pre-stripping of the new pit. Escondida Norte's combined proved and probable ore reserves are estimated at 526 million tonnes of sulphide ore at an average copper grade of 1.42% and a cut-off grade of 0.7%, giving an ore reserve life of approximately 17 years.

The information in this report that relates to Ore Reserves is based on information compiled by Dr Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

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Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 June 2003